Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) as of April 29, 2020, the record date for the meeting, hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or either of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Special Meeting”) to be held at the offices of the Company’s attorney – Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on May 27, 2020 at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the said Special Meeting.

The undersigned acknowledges receipt of the Notice of the Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Special Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If the undersigned returns this proxy card but does not direct the proxies as to the manner in which this proxy shall be voted, the proxies will vote this proxy in favor of each of the proposals. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF CELLECT BIOTECHNOLOGY LTD.

May 27, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN

BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the revision of the Company’s Compensation Policy as described in the Company’s Proxy Statement relating to the Special Meeting.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

1A.	Please mark YES if you are a controlling shareholder or have a personal interest in the approval of the compensation policy, as such terms are defined in the Proxy Statement. Please mark NO if you are not.
IF YOU DO NOT MARK ONE OF THE BOXES YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER AND/OR HAVE A PERSONAL INTEREST IN THE SAID RESOLUTION.

☐      YES                  ☐      NO

2.	To approve the term of compensation of Mr. Abraham Nahmias for his role as the Company’s active Chairman, as described in the Company’s Proxy Statement relating to the Special Meeting.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________, 2020
NAME	SIGNATURE	DATE

_____________	_____________	_____________, 2020
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.